UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Manual for Participation in Shareholders' Meeting

Extraordinary Shareholders' Meetings
Date: March 3rd, 2015
Time: 4:00 p.m.

Santander

Index

1.	Call Notice	4
2.	Participation of the shareholders in the AGE
2.1	Representation through attorney-in-fact	5
3.	Matters to be resolved in the AGE	6
3.1	To ELECT a new member of the Company’s Board of Directors, as Chairman of the Board of Directors.	6
3.2.	To CONFIRM the composition of the Company’s Board of Directors.	6
4.	List of Exhibits:
	I. Proposal to Change the Composition of the Company’s Board of Directors	8
	II. Related Documents and Links	15

GLOSSARY, ABBREVIATIONS AND DEFINED TERMS

For purposes of this Manual, the terms listed below shall have the meaning attributed to them, except as otherwise referred to herein.

Controlling Shareholder	Shareholder or group of shareholders bound by a shareholders’ agreement or under common control, and exercising the power to control the Company.

EGM

Extraordinary General Meeting of the Company, to be held on March 3, 2015.

Central Bank	Brazilian Central Bank.

Company or Santander Brasil or Santander Brasil Bank	Banco Santander (Brasil) S.A.

Board of Directors	The board of directors of the Company.

CVM	Comissão de Valores Mobiliários (Brazilian Securities Commission).
Call Notice

Call notice published by the Company published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on January 31st, February 3rd and 4th, 2015, and in the newspaper “Valor Econômico” on February 2nd, 3rd and 4th 2015, regarding the EGM to be held on March 3rd, 2015.

CVM Instruction 480	CVM Instruction No. 480, of December 7, 2009, as amended.

CVM Instruction 481	CVM Instruction No. 481 of December 17, 2009, as amended.

Brazilian Corporate Law	Law No. 6404, of December 15, 1976, as amended.

Manual	Manual for participating at the shareholders’ meeting of the Company.

1. Call Notice

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42

NIRE 35.300.332.067

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of  Banco Santander (Brasil) S.A. (“Banco Santander Brasil” or “Company”) are hereby invited, pursuant to Article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“EGM”) to be held on March 3rd, 2015, at 4:00 p.m., at the Auditorium of the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek nº 2041 e 2235 – 1st mezzanine – Vila Olímpia - São Paulo/SP, to resolve on the following Agenda:

(a) To ELECT a new member of the Company’s Board of Directors, as Chairman of the Board of Directors; and

(b) to CONFIRM the composition of the Company’s Board of Directors.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM Instruction # 282/98, five per cent (5%) is the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors;

2. The Company’s shareholders or their legal representatives shall attend the EGM with their respective identification documents. In the event the Company’s shareholder is represented by an attorney, the Company’s shareholders shall deposit at the Company´s main place of business (with its address indicated below), at least seventy two (72) hours before the EGM, the power of attorney duly granted as required by the Law; and

3.  The documents relating to the matters to be examined and discussed in the EGM are available to the shareholders (i) at the Company’s main place of business, at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 - Bloco A - Vila Olímpia – São Paulo/SP, 9th floor – Corporate Legal Department, where they may be consulted in business days, from 10:00 a.m. to 4:00 p.m., as well as on the Company’s websites (www.santander.com.br/ri and www.santander.com.br/acionistas - at downloads center); (ii) at the Brazilian Securities & Exchange Commission (CVM), at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 340, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP as well as on its website (www.cvm.gov.br); and (iii) at the BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275, São Paulo/SP, as well as on its website (www.bmfbovespa.com.br).

São Paulo, January 30, 2015.

Jesús Maria Zabalza Lotina

Vice-Chairman of the Board of Directors

2. Participation of the Shareholders in the EGM

The shareholders of Santander Brasil may participate in the EGM personally, or through a duly appointed and established attorney-in-fact.

The following documents will be required from the shareholders for participation in the EGM:

Individual	Identification document with photo[1] (original or certified copy)
Legal entity	• corporate documents that evidence the legal representation of the shareholder (original or certified copy)[2] • ID document of the legal representative with photo (original or certified copy)

3.1. Representation by power of attorney

The shareholder may be represented in the EGM by an attorney-in-fact duly appointed and established by a public or private instrument, and on the terms of Article 126, Paragraph One of the Brazilian Corporate Law, the attorneys-in-fact must have been appointed less than one (1) year before, and must be (i) shareholders of the Company, (ii) administrative officers of the Company, (iii) attorneys, or (iv) financial institutions, while it is incumbent upon the managers of investment funds to represent the Unit holders.

The originals or certified copies of the documents mentioned above must be delivered at the head offices of the Company by no later than the time for opening the EGM.

However, in order to facilitate the access of the shareholders to the EGM, we recommend that delivery of these documents be made at least seventy-two (72) hours prior to the opening of the EGM.

For the case of documents sent by email, the originals or certified copies must be delivered at the head offices of the Company on the day of the EGM.

The documents must be delivered at the head offices of the Company, at 2041, Presidente Juscelino Kubitschek Avenue Wing A – District of Vila Olimpia - São Paulo – State of São Paulo, 9th floor – Legal Corporate Executive Office telephones +55 11 3553-0982 and +55 11 3553-5436, email: juridsocietario@santander.com.br.

1 The following documents may be presented: (i) General Registration ID Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Valid passport; (iv) Professional Class ID Card valid as a civil identity for legal purpose (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver’s License (CNH) with photo.

2 By-Laws/Articles of Association and Minutes/Instruments of election of the legal representatives registered with the pertinent body.

3. Matters to be Resolved in the EGM

3.1 To ELECT a new member of the Company’s Board of Directors, as Chairman of the Board of Directors.

3.2. To CONFIRM the composition of the Company’s Board of Directors.

The Board of Directors is a decision board and, as set out in the Brazilian Corporate Law, the By-Laws of the Company and its Internal Regulation, it is responsible for guiding the business of the Santander Brasil and its subsidiary and associated companies in the Group Santander Brasil, and it must analyse all relevant matters connected to the Company, as well as control its management. It has the main scope of promoting the success of the long term of the business, by using an active posture and always considering the interests of Santander Brasil and its shareholders.

The Board of Directors is comprised of a minimum of 5 (five) members and a maximum of 12 (twelve) members, elected at the shareholders’ meeting for terms of two years. A minimum of 20% (twenty per cent) of the members of the Board of Directors must be independent directors, as defined in Article 14, third paragraph of the Company’s By-Laws.

Today, the Board of Directors are composed by ninet (9) directors, of which three (4) of them are independent, which is a higher number than it is demanded by the By-Laws.

The Board of Directors meets regularly four times a year and extraordinarily as often as required, by its President.

The structure, operation and competencies of the Board of Directors are on articles 14 to 18 of our By-Laws and on its Internal Regulation, both on the following website: www.ri.santander.com.br and www.santander.com.br/acionistas – section “Corporate Governance”.

In a Board of Directors meeting held on January 29th, 2015, the Company’s Board of Directors acknowledged the proposal of the Controlling Shareholder, recommending the appointment of a new member to be part of the Company’s board of Directors, as follows: Mr. Sergio Agapito Lires Rial, Brazilian, single, economist, bearer of the identity card RG No. 04.621.473-0 IFP/RJ, registered with CPF/MF under No. 595.644.157-72, in accordance to the meeting of the Compensation and Nomination Committee held on January 23, 2015.

The Controlling Shareholder proposes that Mr. Sergio Agapito Lires Rial occupies the post of Chairman of the Company’s Board of Directors.

Once the appointment of Mr. Sergio Agapito Lires Rial as Chairman of the Company’s Board of Directors is approved, the Company’s Board of Directors shall be composed as follows:

Name	Post
Sergio Agapito Lires Rial	Chairman
Jesús Maria Zabalza Lotina	Vice-Chairman
Conrado Engel	Director
José Antonio Alvarez Alvarez	Director
José Manuel Tejon Borrajo	Director
José de Paiva Ferreira	Director
Álvaro Antonio Cardoso de Souza	Independent Director
Celso Clemente Giacometti	Independent Director
Marilia Artimonte Rocca	Independent Director
Viviane Senna Lalli	Independent Director

The information related to the election of the member of the Board of Directors of the Company, pursuant to article 10 of Instruction CVM 481, can be found on Exhibit I of this Manual.

___________________________________________________

EXHIBIT I

PROPOSAL TO ELECT THE MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR A NEW TERM OF OFFICE AND FURTHER INFORMATION

 (Pursuant to article 10 of the Instruction CVM 481)

12.6. According to each of the member of the Management and members of the Fiscal Council of the Company, indicate, in table form:

Name	Sergio Agapito Lires Rial
Age	54
Job	Economist
CPF or passport number	595.644.157-72
Post occupied	Chairman and Independent Member of the Board of Directors
Election date	03/03/2015
Take Office date	(Subject to approval of Bacen)
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Jesús Maria Zabalza Lotina
Age	56
Job	Engineer
CPF or passport number	236.328.588-37
Post occupied	Vice- Chairman of the Company’s Board of Directors
Election date	06/03/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Chief Executive Officer
Elected by the controller	Yes

Name	Conrado Engel
Age	57
Job	Engineer
CPF or passport number	025.984.758-52
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Vice- President Senior Officer
Elected by the controller	Yes

Name	Jose Antonio Alvarez Alvarez
Age	55
Job	Executive
CPF or passport number	233.771.448-97
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José Manuel Tejón Borrajo
Age	63
Job	Economist
CPF or passport number	233.771.468-30
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	José de Paiva Ferreira
Age	55
Job	Manager
CPF or passport number	007.805.468-06
Post occupied	Vice- President Senior Officer
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	No
Elected by the controller	Yes

Name	Celso Clemente Giacometti
Age	71
Job	Manager
CPF or passport number	029.303.408-78
Post occupied	Independent Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Audit Committee, Remuneration and Compensation and Nomination Committee, Risk Committee and Corporate Governance and Sustainability Committee
Elected by the controller	Yes

Name	Álvaro Antonio Cardoso de Souza
Age	66
Job	Economist and Bussiness Manager
CPF or passport number	249.630.118-91
Post occupied	Member of Board of Directors
Election date	04/30/2014
Take Office date	03/07/2014
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Risk Committee
Ellected by controller	Yes

Name	Marília Artimonte Rocca
Age	42
Job	Entrepreneur
CPF or passport number	252.935.048-51
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Corporate Governance and Sustainability Committee
Elected by the controller	Yes

Name	Viviane Senna Lalli
Age	57
Job	Entrepreneur
CPF or passport number	077.538.178-09
Post occupied	Member of the Board of Directors
Election date	04/29/2013
Take Office date	06/06/2013
Term of office	OSM of 2015
Other post or occupation on the company	Member of the Compensation and Nomination Committee
Elected by the controller	Yes

12.8. According to each of the members of the Management, as well as the members of the Fiscal Council, provide the following information:

a. CV, with the following information:

     i. main professional experiences along the last 5 years, indicating:

     ·  company’s name;

     ·  post and functions related to the post;

     · main activity of the company where that experiencies had occured, detaching the companies and organizations that fills (i) the economical group of the company; or (ii) the partners with direct ou indirect participation, equal or higher than 5% of a same class or amount of securities of the company:

     ii. indication of all posts of the Management on the open company.

a. CV:

Sérgio Agapito Lires Rial. Mr. Rial is Brazilian and was born on July 28, 1960. Currently he is the Chief Executive Officer of Marfrig Global Foods S.A., office in which he will remain up to February 15, 2015, and he is also a member of the Board of Directors of Cyrela Brazil Reality S.A. His professional career includes the posts Vice-President Executive Officer and World Chief Financial Officer of Cargill, being also part of the Board of Directors of such company, where he developed his functions for 9 years. He was a Managing Director of Banco de Investimentos Bear Stearns & Co., in New York, officer of ABN AMRO Bank and member of the Board of Directors of ABN AMRO Bank in Netherlands, as well as member of the Board of Directors of Mosaic Fertlizers. He has a degree in Law for the Universidade Federal do Rio de Janeiro (UFRJ) and in Economics for Universidade Gama Filho, and also has MBA for the Instituto Brasileiro de Mercado de Capitais (IBMEC – São Paulo), specialization for the Harvard Business School, Wharton University and INSEAD, in France.

Conrado Engel. Mr. Engel is Brazilian and was born on May 30, 1957. He holds a degree in aeronautical engineering from the Instituto Tecnológico de Aeronáutica – ITA. He started his career in 1981 as management trainee of Citibank S.A., where he worked for seven years. From 1992 to 1997 he was the responsible officer for the business related to credit cards for Banco Nacional-Unibanco. In 1998 he was elected CEO of Financeira Losango. In October 2003 he became responsible for the retail business of HSBC in Brazil and was a member of its Executive Committee until the end of 2006. From January 2007 to May 2009 he was responsible for the retail business of HSBC in the Asian-Pacific region, in Hong Kong. In May 2008 he was appointed group general manager and took office as CEO of HSBC Brasil in June 2009, where he remained until March 2012. At Santander Brasil he is a senior vice president executive officer, responsible for our retail business. He is also a member of the Risk Committee of Santander Brasil, Chief Executive Officer and member of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil, Chief Executive Officer of Aymoré Crédito, Financiamento e Investimento S.A. and member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.

Jesús Maria Zabalza Lotina. Mr. Zabalza is Spanish and was born on April 16, 1958. He graduated with a degree in Industrial Engineering and always has worked in the financial markets. In 1982, he started his career at Banco Vizcaya, where he occupied the position of Officer at various locations in Cádiz, Granada, Sevilla and Zaragoza. Six years later, he served as an Officer in the Burgos Region, with BBV. He followed his career always occupying the highest positions at BBV and right after that at Banco Hipotecário and Caixa Postal, where he occupied the position of General Officer in both entities, which were already part of Argentaria. Starting in 1996, he worked for six years at La Caixa, in Madrid, as Assistant Officer, where he was responsible for the expansion process starting from Cataluña, and where he was also member of the Directive Board. In 2002, he was General Officer of Banco Santander and of the Latin America Division. He also occupied the position of First Vice president of the Board of Directors of Banco Santander Chile and was a member of the Board of Directors of Santander Mexico. From 2002 to 2010, he occupied the positions of President of the Board of Directors of Santander Colombia and of Bancorp, in Porto Rico. He is also Vice president of the Spanish Association of Executives of Finance (AEEF). Today, he occupies the post of our Chief Executive Officer and he is also the Vice-Chairman of our Board of Directors of Santander Brasil; Chairman of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A.; and member of the Board of Directors of Universia Brasil S.A.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in business economics science from Universidad Santiago de Compostela in Spain and a MBA from the University of Chicago’s Graduate School of Business. He started at Santander Spain in 2002 as the head of finance management and in November 2004 he was elected as chief financial officer. He served as financial officer of Banco Bilbao Vizcaya Argentaria, S.A. in Spain from 1999 to 2002 and as financial officer of Corporación Bancaria de España, S.A. (Argentaria) from 1995 to 1999. He was also chief financial officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995 and vice president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. He was a member of the board of directors of Banco de Crédito Local S.A. from 2000 to 2002. Today he is the CEO of Santander Group, member of the Board of Directors of Banco Santander (Brasil) S.A., Santander Consumer Finance, S.A., the chairman of Santander de Titulización, SGFT, S.A., a member of the board of directors of Bolsa de Mercados Españoles, S.A. (BME) and a member of the board of directors of Santander Global Property, S.L.

José Manuel Tejón Borrajo. Mr. Tejón is Spanish and was born on July 11, 1951. He holds a bachelor’s degree in economics from the Universidad Complutense de Madrid in Spain. He started at Santander Spain in 1989 as head of general audit and since 2004 he has been responsible for the general audit division and administration control. Within the Santander Group, he also serves as the chairman of the board of directors of Banco de Albacete, S.A., the chairman of the board of directors of Cantabro Catalana de Inversiones, S.A., a member of the board of directors of Santander Investments, S.A. He is also the vice chairman of the board of directors of Santander Investments I, S.A., a director of Santander Holding Internacional, S.A., an officer of Santusa Holding, S.L., vice chairman of the board of directors of Santander Gestión, S.L., chairman of the board of directors of Administración de Bancos Latinoamericanos Santander, S.L., chairman of the board of directors of Grupo Empresarial Santander, S.L. and serves as member of our board of directors.

José de Paiva Ferreira. Mr. Paiva is Portuguese and was born on March 1, 1959. He has a specialization degree in Business Administration from the Fundação Getúlio Vargas, and an MBA from the Wharton School of Business at the University of Pennsylvania. He has worked in the financial markets for more than 40 years. He started to work at Banco Bradesco in 1973 and occupied many different positions. Afterwards, he joined Banco Geral do Comércio, Noroeste and Santander Brasil, where he was Vice president Executive Officer, responsible for the Business, Human Resources, Operations, Technology, Property, Products, Marketing, Credit Cards, Insurance, Leasing and Branch Network. From 2000 to 2001 he occupied the position of e-Business Officer for Latin America, for the American Division of Santander Central Hispano. At the end of 2001, he came back to Brazil in order to work at Banco Banespa as Vice president Executive Officer, responsible for the Operational Resources department. From 2003, he became Vice president Executive Officer responsible for Marketing, Products, and Retail Business for Santander Brasil. In 2008 he became the CEO of Santander Brasil, a position that he occupied until the merger with Banco Real, when he became Senior Vice president Executive Officer, responsible for the Retail Business. In March 2011 he became Director of the Santander’s Board of Directors, and joined the Board business group based in Los Angeles, California, USA, where his main activities involved technological innovations, and he also acted as Senior Executive Vice President Officer, being responsible for different businesses of the Group. Currently, he is a member of our board of directors, and since July 2013 he also acted as Senior Vice President Executive Officer, being responsible for the Human Resources, Organization, Property, Proceedings, Operations, Technology and Costs. He is also an officer of Santander Securities Services Brasil DTVM S.A.; Chairman of the Board of Directors of Santander Leasing S.A. Arrendamento Mercantil; member of the Board of Directors of Getnet Adquirência e Serviços para Meios de Pagamento S.A., and of Mantiq Investimentos Ltda.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian and was born on October 13, 1943. He holds a degree in business administration from the Faculdade de Economia São Luís and graduated with an accounting sciences degree from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960 as a trainee and reviewer at Citibank. From 1963 to 2001 he worked at Arthur Andersen, becoming a partner in 1974 and acting as CEO of Brazilian operations from 1985 to 2000. He served on the board of directors and audit committees of Lojas Marisa S.A., Tarpon Investments, TIM Participações and LLX Logística, and also served as member of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He was also the CEO of Souto Vidigal, a holding company and family office from 2004 to 2006. On February 3, 2010 he was elected as an independent member of the board of directors of Santander Brasil and in October 2011, he was appointed as our Chairman. In 2013, he was elected to the position of Chairman of the Company’s Board of Directors, where he worked until June, 2013, when he became Vice president of this body and, on August 28, 2013 he was reconducted to the position of Chairman of the Company’s Board of Directors, performing his functions as Chairman up to February, 2015. Moreover, Mr. Giacometti is a member of the Audit Committee, Coordinator of the Compensation and Nomination Committee and Coordinator of the Corporate Governance and Sustainability Committee. He is President of the Fiscal Council of Ambev S. A. which also performs the roles of the Audit Committee. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders and former board member of Brazilian Institute Corporate Governance “IBGC”.

Alvaro Antonio Cardoso de Souza. Mr. Souza is Portuguese and was born on September 5, 1948. He holds a degree in Economics and Business Administration from the Universidade Católica de São Paulo, and attended several specialization courses from a number of American universities, such as University of Pittsburgh and Wharton Business School of the University of Pennsylvania. Currently, he is Officer of AdS – Gestão, Consultoria e Investimentos Ltda.; chairman of the board of directors of Fundo Brasileiro para a Biodiversidade (FUNBIO) and member of the board of directors of the following companies and organizations: WWF International Board of Trustees, WWF-Brasil, Duratex S/A, AMBEV, Grupo Libra and Santos Futebol Clube. Mr. Souza is Certified Officer, accreditation granted to him by Instituto Brasileiro de Governança Corporativa. He was General Officer of Banco de Investimentos Crefisul and Chief Executive Officer of Citibank / Brazil. In the United States, he was globally responsible for Citibank’s Private Banking. Mr. Souza was also Chief Executive Officer of Citibank in Switzerland, Chairman of the Board of Directors of Banco Crefisul and Credicard in Brazil, besides participating in the Board of Directors of Citibank Equity Investments (Argentina). Mr. Souza also worked as Senior Advisor for Latin America at Citibank until his retirement in September 2003. He was President of Banco ABC-Roma, an affiliate to Grupo Globo and was on the Board of directors of several Brazilian companies, such as Celbrás, Ultraquímica, SPCI Computadores, Signature Lazard, Banco Triângulo, CSU Cardsystems and Gol Linhas Aéreas. He was also member of the Board of Directors of MasterCard International and President of the American Chamber of Commerce in São Paulo.

Marília Artimonte Rocca. Mrs. Marília Rocca is Brazilian and was born on January 31, 1973. She holds a degree in business administration from Fundação Getúlio Vargas of São Paulo and an MBA in management from Columbia Business School, New York. She attended the Executive Program – Family in Business at Harvard Business School, in Boston. Mrs. Rocca began her career in the operations department at Wal Mart Brasil, serving the company since it commenced operations in Brazil and remained there until 1998. She managed third-sector organizations for six years and was also the co-founder and general director of Endeavor Brasil, a NGO leader of high-impact entrepreneurship and Fundação Brava, an organization focused on the promotion of public management. She started and developed part of the Family Office of the Lemann, Sicupira and Telles families. She is currently a Vice president at TOTVS and a partner at Mãe Terra and Fibraxx, companies in the natural and organic products segment, where she worked from 2007 until 2012. She was a member of the board of directors of TOTVS from 2001 until 2012, Endeavor Brasil from 2005 until 2012, and has been a member of our board of directors since 2012, and, since 2013 she is also a member of our Corporate Governance and Sustainability Committee. She was also a member of the board of directors of Grupo IBMEC from 2004 to 2008, having been appointed as a member of Insper’s External Assessment Committee. She was selected for the program Henry Crown Fellowship of Aspen Institute, in which she participated from 2006. In 2011 she was granted the business category Cláudia Award.

Viviane Senna Lalli. Ms. Senna is Brazilian and was born on June 14, 1957. She holds a degree in Psychology from the Pontifícia Universidade Católica in São Paulo and she is specialist in Depth Psychology. From 1981 to 1996, she worked as a psychotherapist for adults and children, and as a trainer of therapists in Depth Psychology. In 1994 she founded the Institute Ayrton Senna, the mission of which is the production and application on a wide range of knowledge and innovation for the complete education of children and youth. Ms. Senna is also a member of the following boards and committees: Council for Economic and Social Development (CDES); Advisory Councils of FEBRABAN and Citibank Brazil; Board of Education of CNI and FIESP; Energias do Brazil (EDP), ADVB, World Trade Center (WTC) and “Todos pela Educação;” Compensation and Nomination Committee of Santander Brasil; Guidance and Social Investment Committees of Bank Itaú-Unibanco.

b. description of any of the following events that had happened along the last 5 years:

     i. any criminal conviction;

    ii. any conviction on an administrative proceedings of CVM and its punishment;

    iii. any conviction final and unappealable, on the Curt or administrative proceedings, which may had been adjourned or caused inability to practice the professional or commercial activity.

None of the current members was sentenced on the Curt or administrative proceedings.

12.9. Inform the existece of conjugal relationship, stable union or second grade kindred among:

a. Manangement

Not applicable, due to the fact that there is no relation between those people.

b. (i) Management and (ii) Management of direct or indirectly controlled companies

Not applicable, due to the fact that there is no relation between those people.

c. (i) Management of direct or indirectly controlled companies and (ii) Direct and Indirect Controllers of the Company

Not applicable, due to the fact that there is no relation between those people.

d. (i) Management  and  (ii) Management of direct and indirectly controlled societies of the Company

Not applicable, due to the fact that there is no relation between those people.

12.10. Inform about the subordination relationship, as well as the services or controllings held on the last three fiscal years, between the management:

a. Direct or indirectly controlled society, of the company

These information are on item 12,8.a, above.

b. Direct or Indirectly controller of the company

About the subordination item, Santander Brasil has two members of the Board of the Directors, who are also Executives of the Group Santander Espanha.

c. In case of relevance, supplier, client, deptor or creditors, of its controlled companies and controllers or controlled by one of these people.

See item 12.8.a.

EXHIBIT II

RELATED DOCUMENTS AND LINKS

All documents mentioned herein may be found in the links below. Additionally, these links include the following additional documents of interest to shareholders:

▪    www.ri.santander.com.br or www.santander.com.br/acionistas: Information about the Company, such as corporate governance practices and curriculum of other members of the Board of Directors.

▪    www.bovespa.com.br: Level 2 Listing Regulations of Corporate Governance.

▪    www.cvm.gov.br: Brazilian Corporate Law, CVM Instructions No. 480 and CVM Instruction No. 481.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 2, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer